(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold Corp Lists on the Frankfurt Stock Exchange

August 13, 2007, Vancouver, British Columbia: Evolving Gold Corp (TSX-V:EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that the Company has been listed on the Frankfurt Stock Exchange under the symbol EV7. The Company will continue to be listed on the TSX-Venture Exchange under the symbol EVG and on the OTC:BB under the symbol EVOGF.

Commenting on the listing, CEO Robert Bick said, “Evolving Gold is well positioned to enter the European market through the Frankfurt Exchange, with over C$7M in cash and a highly-prospective portfolio of precious metals properties in the SW United States. Drilling will begin this fall.”

“We have observed the interest shown by European investors in the precious metals exploration sector and believe that Evolving Gold’s Frankfurt Stock Exchange listing will provide increased liquidity for our shares.”

“Our intention is to provide easier access for our European investors to Evolving Gold. We believe our business model and growth strategy will appeal to a wide audience of retail investors in Europe, as shown by the significant participation by European institutions in our recent private placement.”

About Evolving Gold Corp.

Evolving Gold Corp is an emerging exploration and development company focused on building value through the acquisition and exploration of prospective gold properties, primarily in the southwestern United States, and in particular Nevada, New Mexico, and Wyoming. Our objective is to leverage the track record of our experienced and successful team of geoscience and financial professionals towards the goal of discovering new precious metals deposits within the gold-rich districts of the SW United States. For more information on Evolving Gold’s exploration targets and approach please visit www.evolvinggold.com.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
Philippe DeSerres: pdeserres@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters: Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF